                 Supplement to Prospectuses Dated May 1, 2006
                      Supplement dated November 20, 2006

Supplement dated November 20, 2006 to the May 1, 2006 Prospectuses for the following annuity products: American Skandia Advisor Plan/SM/ III, American Skandia APEX(R) II, American Skandia XTra Credit/SM/ SIX and American Skandia LifeVest(R) II, as previously supplemented (the "Prospectuses").

This Supplement should be read and retained with the current Prospectus for your annuity contract issued by American Skandia Life Assurance Corporation ("American Skandia"). This Supplement is intended to update certain information in the Prospectus for the variable annuity you own, and is not intended to be a prospectus or offer for any other variable annuity listed here that you do not own. If you would like another copy of the current Prospectus, please contact American Skandia at 1-800-752-6342.

We are issuing this supplement to describe in the Prospectus for the above-referenced annuity products a new living benefit program, a change to the CDSC schedule with respect to American Skandia XTra Credit SIX and certain changes to the underlying mutual funds. These changes will be effective on or about November 20, 2006, unless specifically stated otherwise.

1.   NEW INSURANCE FEATURE

     We are adding the Highest Daily Lifetime Five/SM/ Income Benefit ("Highest Daily Lifetime Five"), that guarantees until the death of a single designated life the ability to withdraw an annual amount equal to a percentage of an initial principal value regardless of the impact of market performance on the Account Value. As a result, the following revisions are made to the Prospectus:

     A.  We revise the Glossary of Terms section as follows:

     . We add a definition for "Benefit Fixed Rate Account", that reads as follows: "An investment option offered as part of this Annuity that is used only if you have elected the optional Highest Daily Lifetime Five Benefit. Amounts allocated to the Benefit Fixed Rate Account earn a fixed rate of interest, and are held within our general account. You may not allocate purchase payments to the Benefit Fixed Rate Account. Rather, Account Value is transferred to the Benefit Fixed Rate Account only under the asset transfer feature of the Highest Daily Lifetime Five Benefit."
     . We add a definition for "Highest Daily Lifetime Five Benefit" that reads as follows: "An optional feature available for an additional charge that guarantees your ability to withdraw amounts equal to a percentage of a principal value called the Protected Withdrawal Value. Subject to our rules regarding the timing and amount of withdrawals, we guarantee these withdrawal amounts, regardless of the impact of market performance on your Account Value."

     B. The following information has been added to "YOUR OPTIONAL BENEFIT FEES AND CHARGES" table in the "Summary of Contract Fees and Charges" section of the Prospectus:

                  TOTAL      TOTAL    TOTAL     TOTAL
      OPTIONAL    ANNUAL     ANNUAL  ANNUAL     ANNUAL
      BENEFIT     CHARGE     CHARGE  CHARGE     CHARGE
        FEE/       for        for      for       for
       CHARGE    ASAPIII*   APEX II* ASL II*     XT6*
     ---------- ----------- -------- ------- ------------
HIGHEST DAILY LIFETIME FIVE INCOME BENEFIT**
     0.60% of    1.85% in    2.25%    2.25%    2.25% in
     average      Annuity                      Annuity
     daily      Years 1-8;                   Years 1-10;
     net assets  1.25% in                      1.25% in
     of           Annuity                      Annuity
     the Sub-   Years 9 and                  Years 11 and
     accounts      later                        later

* The Total Annual Charge includes the Insurance Charge and Distribution Charge (if applicable) assessed against the average daily net assets allocated to the Sub-accounts. If you elect more than one optional benefit, the Total Annual Charge would be increased to include the charge for each optional benefit.
** This optional benefit is not available under the Qualified BCO.

     C. The Highest Daily Lifetime Five program is not available if you elect any other optional living benefit, therefore all references in the Prospectus that reflect the availability of the optional living benefits are revised accordingly.

     D. The following description of the new optional living benefit is added as the last section under "Living Benefit Programs" in the Prospectus:

HIGHEST DAILY LIFETIME FIVE INCOME BENEFIT
(HIGHEST DAILY LIFETIME FIVE)

The Highest Daily Lifetime Five program described below is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. Highest Daily Lifetime Five is offered as an alternative to Lifetime Five and Spousal Lifetime Five. Currently, if you elect Highest Daily Lifetime Five and subsequently terminate the benefit, you will not be able to re-elect Highest Daily Lifetime Five, and will have a waiting period until you can elect Spousal Lifetime Five or Lifetime Five. Specifically, you will be permitted to elect Lifetime Five or Spousal Lifetime Five only on an anniversary of the Issue Date that is at least 90 calendar days from the date that Highest Daily Lifetime Five was terminated. We reserve the right to further limit the election frequency in the future. The income benefit under Highest Daily Lifetime Five currently is based on a single "designated life" who is at least 55 years old on the date that the benefit is acquired. The Highest Daily Lifetime Five Benefit is not available if you elect any other optional living benefit, although you may elect any optional death benefit (other than the Highest Daily Value Death Benefit). As long as your Highest Daily Lifetime Five Benefit is in effect, you must allocate your Account Value in accordance with the then-permitted and available investment option(s) with this program.

We offer a benefit that guarantees until the death of the single designated life the ability to withdraw an annual amount (the "Highest Daily Life Income Benefit") equal to a percentage of an initial principal value (the "Protected Withdrawal Value") regardless of the impact of market performance on the Account Value, subject to our program rules regarding the timing and amount of withdrawals. The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that market performance will not affect your ability to receive annual payments. You are not required to make withdrawals as part of the program -- the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. We discuss Highest Daily Lifetime Five in greater detail immediately below. In addition, please see the Glossary section of this prospectus for definitions of some of the key terms used with this benefit. As discussed below, we require that you participate in our asset transfer program in order to participate in Highest Daily Lifetime Five, and in the Appendices to this prospectus, we set forth the formula under which we make those asset transfers.

As discussed below, a key component of Highest Daily Lifetime Five is the Protected Withdrawal Value, which is an amount that is distinct from Account Value. Protected Withdrawal Value is used to determine the Highest Daily Annual Income Amount -- which is an amount that you can take out annually as a withdrawal for your entire life. Because each of the Protected Withdrawal Value and Highest Daily Annual Income Amount is determined in a way that is not solely related to Account Value, it is possible for the Account Value to fall to zero, even though the Highest Daily Annual Income Amount remains. You are guaranteed to be able to withdraw the Highest Daily Annual Income Amount for the rest of your life, provided that you have not made "excess withdrawals." Excess withdrawals, as discussed below, will reduce your Highest Daily Annual Income Amount. Thus, you could experience a scenario in which your Account Value was zero, and, due to your excess withdrawals, your Highest Daily Annual Income Amount also was reduced to zero. In that scenario, no further amount would be payable under Highest Daily Lifetime Five.

KEY FEATURE -- Protected Withdrawal Value
The Protected Withdrawal Value is used to determine the amount of the annual payments under the Highest Daily Life Income Benefit. The Protected Withdrawal Value initially is equal to the Account Value on the date that you elect Highest Daily Lifetime Five. On each business day thereafter, until the earlier of the first withdrawal or ten years after the date of your election of the benefit, we recalculate the Protected Withdrawal Value. Specifically, on each such business day (the "Current Valuation Day"), the Protected Withdrawal Value is equal to the greater of:

        .   the Protected Withdrawal Value for the immediately preceding business day (the "Prior Valuation Day"), appreciated at the daily equivalent of 5% annually during the calendar day(s) between the
            Prior Valuation Day and the Current Valuation Day (i.e., one day
            for successive business days, but more than one calendar day for business days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment (including any associated credit with respect to XT6) made on the Current Valuation Day; and
        .   the Account Value.

We cease these daily calculations of the Protected Withdrawal Value when you make your first withdrawal. However, as discussed below, subsequent Purchase Payments (and any associated credits for XT6 only) will increase the amount we guarantee to pay annually under the Highest Daily Life Income Benefit (the "Highest Daily Annual Income Amount"), while "excess" withdrawals (as described below) may decrease the Highest Daily Annual Income Amount.

KEY FEATURE -- Highest Daily Annual Income Amount under the Highest Daily Lifetime Five Benefit
The initial Highest Daily Annual Income Amount is equal to 5% of the Protected Withdrawal Value. Under the Highest Daily Lifetime Five benefit, if your cumulative withdrawals in an Annuity Year are less than or equal to the Highest Daily Annual Income Amount, they will not reduce your Highest Daily Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Highest Daily Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative withdrawals are in excess of the Highest Daily Annual Income Amount ("Excess Income"), your Highest Daily Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. A Purchase Payment that you make will increase the then-existing Highest Daily Annual Income Amount by an amount equal to 5% of the Purchase Payment (including, with respect to XT6, the amount of any associated Credits).

An automatic step-up feature ("Highest Quarterly Auto Step-Up") is included as part of this benefit. As detailed in this paragraph, the Highest Quarterly Auto Step-Up feature can result in a larger Highest Daily Annual Income Amount if your Account Value increases subsequent to your first withdrawal. We begin examining the Account Value for purposes of this feature starting with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Account Value on the business days corresponding to the end of each quarter that (i) is based on your Annuity Year, rather than a calendar year; (ii) is subsequent to the first withdrawal; and (iii) falls within the immediately preceding Annuity Year. If the end of any such quarter falls on a holiday or a weekend, we use the next business day. We multiply each of those quarterly Account Values by 5%, adjust each such quarterly value for subsequent withdrawals and purchase payments, and then select the highest of those values. If the highest of those values exceeds the existing Highest Daily Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Highest Daily Annual Income Amount intact. In later years, (i.e., after the first Annuity Anniversary after the first withdrawal) we determine whether an automatic step-up should occur on each Annuity Anniversary, by performing a similar examination of the Account Values on the end of the four immediately preceding quarters. If, on the date that we implement a Highest Quarterly Auto Step-Up to your Highest Daily Annual Income Amount, the charge for Highest Daily Lifetime Five has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for Highest Daily Lifetime Five upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature.

The Highest Daily Lifetime Five program does not affect your ability to make withdrawals under your annuity, or limit your ability to request withdrawals that exceed the Highest Daily Annual Income Amount. Under Highest Daily Lifetime Five, if your cumulative withdrawals in an Annuity Year are less than or equal to the Highest Daily Annual Income Amount, they will not reduce your Highest Daily Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Highest Daily Annual Income Amount on a dollar-for-dollar basis in that Annuity Year.

If, cumulatively, you withdraw an amount less than the Highest Daily Annual Income Amount in any Annuity Year, you cannot carry-over the unused portion of the Highest Daily Annual Income Amount to subsequent Annuity Years.

Examples of dollar-for-dollar and proportional reductions, and the Highest Quarterly Step-Up are set forth below. The values depicted here are purely hypothetical, and do not reflect the charges for the Highest Daily Lifetime Five benefit or any other fees and charges. Assume the following for all three examples:

     .   The Issue Date is December 1, 2006
     .   The Highest Daily Lifetime Five benefit is elected on March 5, 2007.

Dollar-for-dollar reductions
On May 2, 2007, the Protected Withdrawal Value is $120,000, resulting in a Highest Daily Annual Income Amount of $6,000 (5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Highest Daily Annual Income Amount for that Annuity Year (up to and including December 1, 2007) is $3,500. This is the result of a dollar-for-dollar reduction of the Highest Daily Annual Income Amount -- $6,000 less $2,500 = $3,500.

Proportional reductions
Continuing the previous example, assume an additional withdrawal of $5,000 occurs on August 6, 2007 and the Account Value at the time of this withdrawal is $110,000. The first $3,500 of this withdrawal reduces the Highest Daily Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount -- $1,500 - reduces the Highest Daily Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the excess withdrawal to the Account Value immediately prior to the excess withdrawal. (Note that if there were other withdrawals in that Annuity Year, each would result in another proportional reduction to the Highest Daily Annual Income Amount).

Here is the calculation:

Account Value before withdrawal                                $110,000.00
Less amount of "non" excess withdrawal                        -$  3,500.00
Account Value immediately before excess withdrawal of $1,500   $106,500.00
Excess withdrawal amount                                       $  1,500.00
Divided by Account Value immediately before excess withdrawal  $106,500.00
Ratio                                                                 1.41%

Annual Income Amount                                           $  6,000.00
Less ratio of 1.41%                                           -$     84.51
Annual Income Amount for future Annuity Years                  $  5,915.49

Highest Quarterly Step-Up

On each Annuity Anniversary date, the Highest Daily Annual Income Amount is stepped-up if 5% of the highest quarterly value since your first withdrawal (or last Annuity Anniversary in subsequent years), adjusted for excess withdrawals and additional Purchase Payments, is higher than the Highest Daily Annual Income Amount, also adjusted for excess withdrawals and additional Purchase Payments.

Continuing the same example as above, the Highest Daily Annual Income Amount for this Annuity Year is $6,000. However, the excess withdrawal on August 6 reduces this amount to $5,915.49 for future years (see above). For the next Annuity Year, the Highest Daily Annual Income Amount will be stepped-up if 5% of the highest quarterly Account Value, adjusted for withdrawals, is higher than $5,915.49. Here are the calculations for determining the quarterly values. Only the June 1 value is being adjusted for excess withdrawals as the September 1 and December 1 Valuation Days occur after the excess withdrawal on August 6.

                                Highest Quarterly Value  Adjusted Highest Daily
                                    (adjusted with      Annual Income Amount (5%
                                withdrawal and Purchase of the Highest Quarterly
      Date*       Account value       Payments)**                Value)
      -----       ------------- ----------------------- ------------------------
June 1, 2007       $118,000.00        $118,000.00              $5,900.00
August 6, 2007     $120,000.00        $112,885.55              $5,644.28
September 1, 2007  $112,000.00        $112,885.55              $5,644.28
December 1, 2007   $119,000.00        $119,000.00              $5,950.00

*In this example, the Annuity Anniversary date is December 1. The quarterly valuation dates are every three months thereafter -
March 1, June 1, September 1, and December 1. In this example, we do not use the March 1 date as the first withdrawal took place after March 1. The Annuity Anniversary Date of December 1 is considered the fourth and final quarterly valuation date for the year.

**In this example, the first quarterly value after the first withdrawal is $118,000 on June 1, yielding an adjusted Highest Daily Annual Income Amount of $5,900.00. This amount is adjusted on August 6 to reflect the $5,000 withdrawal. The calculations for the adjustments are:
     . The Account Value of $118,000 on June 1 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Highest Daily Annual Income Amount for the Annuity Year), resulting in an adjusted Account Value of $114,500 before the excess withdrawal.
     . This amount ($114,500) is further reduced by 1.41% (this is the ratio in the above example which is the excess withdrawal divided by the Account Value immediately preceding the excess withdrawal) resulting in a Highest Quarterly Value of $112,885.55.

The adjusted Highest Daily Annual Income Amount is carried forward to the next quarterly anniversary date of September 1. At this time, we compare this amount to 5% of the Account Value on September 1. Since the June 1 adjusted Highest Daily Annual Income Amount of $5,644.28 is higher than $5,600.00 (5% of $112,000), we continue to carry $5,644.28 forward to the next and final quarterly anniversary date of December 1. The Account Value on December 1 is $119,000 and 5% of this amount is $5,950. Since this is higher than $5,644.28, the adjusted Highest Daily Annual Income Amount is reset to $5,950.00

In this example, 5% of the December 1 value yields the highest amount of $ 5,950.00. Since this amount is higher than the current year's Highest Daily Annual Income Amount of $5,915.49 adjusted for excess withdrawals, the Highest Daily Annual Income Amount for the next Annuity Year, starting on December 2, 2007 and continuing through December 1, 2008, will be stepped-up to $5,950.00.

BENEFITS UNDER THE HIGHEST DAILY LIFETIME FIVE PROGRAM
     . To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Highest Daily Annual Income Amount and amounts are still payable under the Highest Daily Life Income Benefit, we will make an additional payment, if any, for that Annuity Year equal to the remaining Highest Daily Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Highest Daily Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Highest Daily Annual Income Amount as described in this section. We will make payments until the death of the single designated life. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Highest Daily Annual Income Amount, the Highest Daily Lifetime Five benefit terminates, and no additional payments will be made.

     . If Annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving Annuity payments and there is a Highest Daily Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

            (1) apply your Account Value to any Annuity option available; or
            (2) request that, as of the date Annuity payments are to begin, we make Annuity payments each year equal to the Highest Daily Annual Income Amount. We will make payments until the death of the single designated life.

We must receive your request in a form acceptable to us at our office.

In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments in the form of a single life fixed annuity with ten payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such Annuity payments will be the greater of:

            (1) the present value of the future Highest Daily Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and
            (2) the Account Value.

     . If no withdrawal was ever taken, we will determine the Protected Withdrawal Value and calculate the Highest Daily Annual Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.

Other Important Considerations
     . Withdrawals under the Highest Daily Lifetime Five benefit are subject to all of the terms and conditions of the Annuity, including any CDSC.
     . Withdrawals made while the Highest Daily Lifetime Five program is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. The Highest Daily Lifetime Five program does not directly affect the Account Value or surrender value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity you will receive the current surrender value.
     . You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing the Highest Daily Lifetime Five benefit. The Highest Daily Lifetime Five benefit provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Highest Daily Annual Income Amount in the form of periodic benefit payments. You must allocate your Account Value in accordance with the then available investment option(s) that we may permit in order to elect and maintain the Highest Daily Lifetime Five benefit.

Election of and Designations under the Program
For Highest Daily Lifetime Five, there must be either a single Owner who is the same as the Annuitant, or if the Annuity is entity-owned, there must be a single natural person Annuitant. In either case, the Annuitant must be at least 55 years old.

Any change of the Annuitant under the Annuity will result in cancellation of Highest Daily Lifetime Five. Similarly, any change of Owner will result in cancellation of Highest Daily Lifetime Five, except if (a) the new Owner has the same taxpayer identification number as the previous owner (b) both the new Owner and previous Owner are entities or (c) the previous Owner is a natural person and the new Owner is an entity.

Highest Daily Lifetime Five can be elected at the time that you purchase your Annuity. However, with respect to XT6, you may elect this benefit at the time you purchase your Annuity only if the CDSC schedule for XT6 Annuities issued on or after November 20, 2006 applies. (See "Summary of Contract Fees and Charges" section of the Prospectus and section 2 of this Supplement). We also offer existing owners (i.e., those who have already acquired their Annuity) the option to elect Highest Daily Lifetime Five after the Issue Date, subject to our eligibility rules and restrictions. However, for existing Owners of XT6 whose Annuities are subject to the CDSC schedule for Annuities issued prior to November 20, 2006, this benefit may only be elected on or after the first anniversary of the Issue Date.

Currently, if you terminate the Highest Daily Lifetime Five benefit, you will
(a) not be permitted to re-elect the benefit and (b) will be allowed to elect the Spousal Lifetime Five Benefit or the Lifetime Five Income Benefit on any anniversary of the Issue Date that is at least 90 calendar days from the date the Highest Daily Lifetime Five Benefit was terminated. We reserve the right to further limit the election frequency in the future. Before making any such change to the election frequency, we will provide prior notice to Owners who have an effective Highest Daily Lifetime Five benefit.

Termination of the Program
You may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election will apply as described above. We reserve the right to further limit the frequency election in the future. The benefit terminates: (i) upon your termination of the benefit (ii) upon your surrender of the Annuity (iii) upon your election to begin receiving annuity payments (iv) upon the death of the designated life
(v) if both the Account Value and Highest Daily Annual Income Amount equal zero or (vi) if you fail to meet our requirements for issuing the benefit.

Upon termination of Highest Daily Lifetime Five, we cease deducting the charge for the benefit. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the variable investment options, and (ii) transfer all amounts held in the Benefit Fixed Rate Account (as defined below) to your variable investment options, based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e. in the same proportion as the current balances in your variable investment options).

Asset Transfer Component of Highest Daily Lifetime Five

As indicated above, we limit the sub-accounts to which you may allocate Account Value if you elect Highest Daily Value Lifetime Five. For purposes of this benefit, we refer to those permitted sub-accounts as the "Permitted Sub-accounts". As a requirement of participating in Highest Daily Lifetime Five, we require that you participate in our specialized asset transfer program, under which we may transfer Account Value between the Permitted Sub-accounts and a fixed interest rate account that is part of our general account (the "Benefit Fixed Rate Account"). We determine whether to make a transfer, and the amount of any transfer, under a non-discretionary formula, discussed below. The Benefit Fixed Rate Account is available only with this benefit, and thus you may not allocate purchase payments to that Account.

Under the asset transfer component of Highest Daily Lifetime Five, we monitor your Account Value daily and, if necessary, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the Benefit Fixed Rate Account. Any transfer would be made in accordance with a formula, which is set forth in the schedule supplement to the endorsement for this benefit (and also appears in the Appendices to this prospectus). Specifically, each business day, the formula monitors fluctuations in your Account Value, your projected Highest Daily Annual Income Amount, and other factors, relative to certain "reallocation triggers" to determine whether Account Value must be transferred to or from the Benefit Fixed Rate Account. As you can glean from the formula itself, a downturn in the securities markets that equals or exceeds the reallocation trigger level will cause us to transfer some of your Account Value to the Benefit Fixed Rate Account. Moreover, certain market return scenarios involving "flat" returns over a period of time also could result in the transfer of money to the Benefit Fixed Rate Account. In deciding how much to transfer, we look at a number of factors, including the severity of the decline and, based on current values, how much we would be obligated to pay out if you withdrew the Highest Daily Annual Income Amount each year for the remainder of your life. Conversely, appreciation in the securities markets that affects your Account Value may cause us to transfer Account Value from the Benefit Fixed Rate Account to your Permitted Sub-Accounts. As with a decline, the amount that we transfer will depend on a number of factors, including the magnitude of the increase and our estimate of the cumulative Highest Daily Annual Income Amounts that we would pay out over your lifetime.

While you are not notified when your Annuity reaches a reallocation trigger, you will receive a confirmation statement indicating the transfer of a portion of your Account Value either to or from the Benefit Fixed Rate Account. The formula by which the reallocation triggers operate is designed primarily to mitigate the financial risks that we incur in providing the guarantee under Highest Daily Lifetime Five.

Depending on the results of the calculation relative to the reallocation triggers, we may, on any day:

     .   Not make any transfer; or
     . If a portion of your Account Value was previously allocated to the Benefit Fixed Rate Account, transfer all or a portion of those amounts to the Permitted Sub-accounts, based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e., in the same proportion as the current balances in your variable investment options). Amounts taken out of the Benefit Fixed Rate Account will be withdrawn for this purpose on a last-in, first-out basis (an amount renewed into a new guarantee period under the Benefit Fixed Rate Account will be deemed a new investment for purposes of this last-in, first-out rule); or
     . Transfer all or a portion of your Account Value in the Permitted Sub-accounts pro-rata to the Benefit Fixed Rate Account. The interest that you earn on such transferred amount will be equal to the annual rate that we have set for that day, and we will credit the daily equivalent of that annual interest until the earlier of one year from the date of the transfer or the date that such amount in the Benefit Fixed Rate Account is transferred back to the Permitted Sub-accounts.

If a significant amount of your Account Value is systematically transferred to the Benefit Fixed Rate Account during periods of market declines or low interest rates, less of your Account Value may be available to participate in the investment experience of the

Permitted Sub-accounts if there is a subsequent market recovery. Under the reallocation formula that we employ, it is possible that a significant portion of your Account Value may be allocated to the Benefit Fixed Rate Account.

Additional Tax Considerations for Qualified Contracts

If you purchase an annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the minimum distribution rules under the Code require that you begin receiving periodic amounts from your annuity beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than 5 percent owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the owner's lifetime. The amount required under the Code may exceed the Highest Daily Annual Income Amount, which will cause us to increase the Highest Daily Annual Income Amount in any Annuity Year that required minimum distributions due from your Annuity that are greater than such amounts. In addition, the amount and duration of payments under the annuity payment and death benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as minimum distribution requirements.

2.   CHANGE TO THE CDSC SCHEDULE WITH RESPECT TO XT6

A. The list of the "CONTINGENT DEFERRED SALES CHARGES FOR EACH ANNUITY" in the "Summary of Contract Fees and Charges" section of the Prospectus is replaced with the following with regard to XT6:

For Annuities issued prior to November 20, 2006, the following schedule applies:

                                      XT6
       -----------------------------------------------------------------
       Yr.1 Yr.2 Yr.3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10 Yr. 11+
       ---- ---- ---- ----- ----- ----- ----- ----- ----- ------ -------
       9.0% 9.0% 8.5% 8.0%  7.0%  6.0%  5.0%  4.0%  3.0%   2.0%   0.0%

     For Annuities issued on or after November 20, 2006 (subject to state availability), the following schedule applies*:

                                      XT6
       -----------------------------------------------------------------
       Yr.1 Yr.2 Yr.3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10 Yr. 11+
       ---- ---- ---- ----- ----- ----- ----- ----- ----- ------ -------
       9.0% 9.0% 8.0% 7.0%  6.0%  5.0%  4.0%  3.0%  2.0%   1.0%   0.0%

   * In jurisdictions that have not yet approved this schedule, the schedule for Annuities issued prior to November 20, 2006 will apply.

B. Under the "Expense Examples" section of the Prospectus, we add a parenthetical after XT6 stating "(CDSC schedule for Annuities issued before November 20, 2006)". In addition, we add a new line item as follows:

                    IF YOU SURRENDER YOUR ANNUITY         IF YOU ANNUITIZE YOUR ANNUITY
                    AT THE END OF THE APPLICABLE          AT THE END OF THE APPLICABLE   IF YOU DO NOT SURRENDER
                            TIME PERIOD:                          TIME PERIOD:                YOUR ANNUITY:
                    -----------------------------         ----------------------------- -------------------------
XT6 (CDSC           _         _         _        _        N/A   N/A   $3,026   $5,929   $615 $1,831 $3,026 $5,929
schedule for
Annuities issued on
or after November
20, 2006)

(additional expense example numbers to be provided in subsequent post-effective amendment)

C. We revise Appendix F of the Prospectus entitled "Selecting the Variable Annuity That's Right for You" as follows:

For XTra Credit SIX, we revise the entry entitled "Withdrawal Charge Schedule" as follows: (9%,9%,8%,7%,6%,5%,4%,3%,2%,1% for Annuities issued on or after November 20, 2006), and (9%, 9%, 8.5%, 8%, 7%, 6%, 5%, 4%, 3% 2% for Annuities
issued prior to November 20, 2006).

The 0 percent and 6 percent Gross Rate of Return columns for Xtra Credit SIX assume the CDSC applicable to such Annuities sold prior to November 20, 2006. In addition to those hypothetical values, we add these values, for Xtra Credit SIX Annuities sold on or after November 20, 2006, which are subject to a different CDSC schedule:

0% Gross Rate of Return

         APEX II            ASAP III       Xtra Credit SIX         ASL II
    ------------------ ------------------ ------------------ ------------------
    Contract Surrender Contract Surrender Contract Surrender Contract Surrender
Yr   Value     Value    Value     Value    Value     Value    Value     Value
--  -------- --------- -------- --------- -------- --------- -------- ---------
1    96,942   88,442    97,335   88,835   103,243   94,243    96,942   96,942
2    93,936   85,936    94,700   87,700   100,044   91,044    93,936   93,936
3    91,021   84,021    92,136   85,636    96,942   88,942    91,021   91,021
4    88,197   82,197    89,640   83,640    93,936   86,936    88,197   88,197
5    85,458   85,458    87,211   82,211    91,022   85,022    85,458   85,458
6    85,470   85,470    85,333   81,333    88,197   83,197    82,804   82,804
7    82,815   82,815    83,019   80,019    85,458   81,458    80,231   80,231
8    80,242   80,242    80,767   78,767    82,804   79,804    77,737   77,737
9    77,748   77,748    79,051   79,051    80,231   78,231    75,320   75,320
10   75,330   75,330    77,371   77,371    77,737   76,737    72,976   72,976
11   72,986   72,986    75,727   75,727    76,083   76,083    70,705   70,705
12   70,714   70,714    74,117   74,117    74,466   74,466    68,503   68,503
13   68,512   68,512    72,541   72,541    72,882   72,882    66,368   66,368
14   66,377   66,377    70,998   70,998    71,332   71,332     64299   64,299
15   64,308   64,308    69,486   69,486    69,813   69,813    62,294   62,294
16   62,302   62,302    68,006   68,006    68,326   68,326    60,350   60,350
17   60,358   60,358    66,557   66,557    66,871   66,871    58,465   58,465
18   58,473   58,473    65,138   65,138    65,445   65,445    56,639   56,639
19   56,647   56,647    63,748   63,748    64,049   64,049    54,868   54,868
20   54,876   54,876    62,387   62,387    62,682   62,682    53,152   53,152
21   53,159   53,159    61,055   61,055    61,344   61,344    51,488   51,488
22   51,495   51,495    59,751   59,751    60,033   60,033    49,876   49,876
23   49,882   49,882    58,473   58,473    58,750   58,750    48,312   48,312
24   48,319   48,319    57,222   57,222    57,493   57,493    46,797   46,797
25   46,803   46,803    55,997   55,997    56,263   56,263    45,328   45,328

Assumptions:
a. $100,000 initial investment
b. Fund Expenses = 1.44%
c. No optional death benefits or living benefits elected
d. Annuity was issued on or after November 20, 2006
e. Surrender value assumes surrender 2 days before policy anniversary

6% Gross Rate of Return

         APEX II            ASAP III       Xtra Credit SIX         ASL II
    ------------------ ------------------ ------------------ ------------------
    Contract Surrender Contract Surrender Contract Surrender Contract Surrender
Yr   Value     Value    Value     Value    Value     Value    Value     Value
--  -------- --------- -------- --------- -------- --------- -------- ---------
1   102,742    94,242  103,159    94,659  109,420   100,420  102,742   102,742
2   105,567    97,567  106,427    99,427  112,393   103,393  105,567   105,567
3   108,470   101,470  109,798   103,298  115,448   107,448  108,470   108,470
4   111,453   105,453  113,276   107,276  118,586   111,586  111,453   111,453
5   114,518   114,518  116,864   111,864  121,811   115,811  114,518   114,518
6   120,492   120,492  121,082   117,082  125,125   120,125  117,667   117,667
7   123,805   123,805  124,917   121,917  128,530   124,530  120,902   120,902
8   127,210   127,210  128,874   126,874  132,028   129,028  124,227   124,227
9   130,708   130,708  133,762   133,762  135,623   133,623  127,643   127,643
10  134,302   134,302  138,838   138,838  139,316   138,316  131,153   131,153
11  137,995   137,995  144,106   144,106  144,562   144,562  134,759   134,759
12  141,789   141,789  149,574   149,574  150,011   150,011  138,465    138465
13  145,688   145,688  155,250   155,250  155,667   155,667  142,272   142,272
14  149,694   149,694  161,141   161,141  161,537   161,537  146,184   146,184
15  153,811   153,811  167,255   167,255  167,631   167,631  150,204   150,204
16  158,040   158,040  173,602   173,602  173,955   173,955  154,334   154,334
17  162,386   162,386  180,189   180,189  180,520   180,520  158,578   158,578
18  166,851   166,851  187,027   187,027  187,333   187,333  162,939   162,939
19  171,439   171,439  194,123   194,123  194,405   194,405  167,419   167,419
20  176,153   176,153  201,489   201,489  201,746   201,746  172,023   172,023
21  180,997   180,997  209,135   209,135  209,365   209,365  176,753   176,753
22  185,974   185,974  217,071   217,071  217,273   217,273  181,613   181,613
23  191,088   191,088  225,307   225,307  225,481   225,481  186,607   186,607
24  196,343   196,343  233,857   233,857  234,000   234,000  191,739   191,739
25  201,742   201,742  242,730   242,730  242,843   242,843  197,011   197,011

Assumptions:

a. $100,000 initial investment
b. Fund Expenses = 1.44%
c. No optional death benefits or living benefits elected
d. Annuity was issued on or after November 20, 2006
e. Surrender value assumes surrender 2 days before policy anniversary

Finally, we replace each table that depicts the days in which each annuity product would have the highest surrender value with the following:

In addition, the following charts indicate the days (measured from the Issue
Date) in which each annuity product would have the highest Surrender Value amongst the products listed given the above assumptions.

   0% Gross Rate of Return (After November 20, 2006)

                Over 30 Years, days won
                      Total Days        Year  Actual Days
                ----------------------- ----- -----------
APEX II                                   4-5  1460-1824
                         1459             6-8  1826-2919
ASAP III                                    9  2936-3284
                          635              10  3364-3649
Xtra Credit SIX                             5       1825
                                          8-9  2920-2935
                                         9-10  3285-3363
                         7397           10-30 3650-10950
ASL II                   1824             1-5     1-1824

   6% Gross Rate of Return (After November 20, 2006)

                Over 30 Years, days won
                      Total Days        Year  Actual Days
                ----------------------- ----- -----------
APEX II                   364               6  1826-2189
ASAP III                                       3245-3284
                                            9  3511-3649
                                           10     10220-
                          910           28-30      10950
Xtra Credit SIX                           4-5  1205-1825
                                          6-9  2190-3244
                                         9-10  3245-3510
                         8472           10-28 3650-10219
ASL II                   1204             1-4     1-1204

3.  CHANGE WITH RESPECT TO CERTAIN PORTFOLIOS OF AMERICAN SKANDIA TRUST

In the "Investment Options" section of the prospectus, we make the following changes to the chart setting forth a brief description of each variable investment option, to reflect the following subadviser name change with respect to one of the variable investment options:

..   AST Small Cap Value Portfolio. Salomon Brothers Asset Management will change its name to ClearBridge Advisers LLC, effective in December 2006.

In the "Investment Options" section of each prospectus, we revise the investment objectives/policies section, and portfolio advisor/sub-advisor section for two Portfolios to read as follows. These new descriptions reflect the addition of sub-advisors as well as revisions to non-fundamental investment policies:

   AST LSV International Value Portfolio.

                                                                              PORTFOLIO
   STYLE/                                                                     ADVISOR/
    TYPE                    INVESTMENT OBJECTIVES/POLICIES                   SUB-ADVISOR
   ------     ---------------------------------------------------------- --------------------
International AST International Value Portfolio (formerly AST LSV        LSV Asset
   Equity     International Value Portfolio): seeks capital growth. The  Management,
              Portfolio normally invests at least 80% of the Portfolio's Thornburg Investment
              investable assets (net assets plus borrowings made for     Management, Inc.
              investment purposes) in the equity securities of
              companies in developed countries outside the United
              States that are represented in the MSCI EAFE Index.

   AST William Blair International Growth Portfolio.

                                                                            PORTFOLIO
   STYLE/                                                                   ADVISOR/
    TYPE                    INVESTMENT OBJECTIVES/POLICIES                 SUB-ADVISOR
   ------     ---------------------------------------------------------- ---------------
International AST International Growth Portfolio (formerly,AST           Marsico Capital
   Equity     William Blair International Growth Portfolio): seeks       Management LLC,
              long-term capital appreciation. The Portfolio invests      William Blair &
              primarily in equity-related securities of foreign issuers. Company, LLC
              The Portfolio invests primarily in the common stock of
              large and medium-sized foreign companies, although it
              may also invest in companies of all sizes. Under normal
              circumstances, the Portfolio invests at least 65% of its
              total assets in common stock of foreign companies
              operating or based in at least five different countries,
              which may include countries with emerging markets. The
              Portfolio looks primarily for stocks of companies whose
              earnings are growing at a faster rate than other
              companies or which offer attractive growth potential.

   4. WE ADD THE FOLLOWING AS APPENDIX G:

Appendix G

Asset Transfer Formula Under Highest Daily Lifetime Five Benefit

We set out below the current formula under which we may transfer amounts between the variable investment options and the Benefit Fixed Rate Account. As discussed in the "Living Benefits" section, we reserve the right to modify this formula with respect to those who elect Highest Daily Lifetime Five in the future. However, upon your election of Highest Daily Lifetime Five, we will not alter the asset transfer formula that applies to your Annuity.

Terms and Definitions referenced in the calculation formula:
  . C\\u\\ - the upper target is established on the Effective Date and is not changed for the life of the guarantee.
  . C\\t\\ - the target is established on the Effective Date and is not changed for the life of the guarantee.
  . C\\l\\ - the lower target is established on the Effective Date and is not changed for the life of the guarantee.
  .   L - the target value as of the current Valuation Day.
  .   r - the target ratio.
  . a - the factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee.
  . Q - age based factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee.
  .   V - the total value of all Sub-accounts in the Annuity.
  .   F - the total value of all Benefit Fixed Rate Account allocations.
  . I - the Income Value prior to the first withdrawal. The Income Value is equal to what the Annual Income Amount would be if the first withdrawal were taken on the date of calculation. After the first withdrawal the Income Value equals the greater of the Annual Income Amount, the quarterly step-up amount times the Annual Income Percentage, and the Account Value times the Annual Income Percentage.
  .   T - the amount of a transfer into or out of the Benefit Fixed Rate
      Account.
  . I% - Annual Income Amount percentage. This factor is established on the Effective Date and is not changed for the life of the guarantee.

Target Value Calculation:
On each Valuation Day, a target value (L) is calculated, according to the following formula. If the variable Account Value (V) is equal to zero, no calculation is necessary.

      L = I * Q * a

Transfer Calculation:
The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

        Target Ratio r = (L - F) / V.
           . If r (greater than) C\\u\\, assets in the Sub-accounts are transferred to Benefit Fixed Rate Account.
     . If r (less than) C\\l\\, and there are currently assets in the Benefit Fixed Rate Account (F (greater than) 0), assets in the Benefit Fixed Rate Account are transferred to the Sub-accounts.

The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines the transfer amount:

T ={Min(V, [L - F - V * C\\t\\] / (1-C\\t\\))}   T(greater than)0, Money moving from the Sub-accounts to the Benefit
                                                 Fixed Rate Account
T ={Min(F, [L - F - V * C\\t\\] / (1-C\\t\\))}   T(less than)0, Money moving from the Benefit Fixed Rate Account to the Sub-accounts]

                                                             September 12, 2006

Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Responses to your comments to Post-effective amendment under Rule 485(a) under the Securities Act of 1933 to Form N-4 registration statement, file no. 333-96577

Dear Ms. Samuel:

As you know, last July we filed a post-effective amendment under Rule 485(a) to the above-referenced registration statement to add a new living benefit called "Highest Daily Lifetime Five" (the "Benefit"). In this filing, we respond to your comments on the Rule 485(a) filing we made in July. We also enclose a copy of the revised draft supplement for your review.

We set out below your comments and our responses thereto.

     1. Comment: You requested that in the section of the supplement that discusses the Benefit, we describe in more detail how the asset transfer formula operates. In addition, you asked that the formula itself be set forth in the prospectus. Finally, you asked that we disclose that the formula applicable to a given annuity owner who selects the Benefit cannot be changed for that owner.

Response: We have expanded our discussion of the Benefit formula in the section of the supplement entitled "Asset Transfer Component of Highest Daily Lifetime Five", and have set forth the formula itself in a new appendix to the prospectus. Please note that we have excluded from what is set forth in the appendix certain aspects of the formula's operation that are proprietary. The formula, as it appears in the appendix, is the same as what we set forth in the schedule supplement to the annuity contract. We think that what we propose to set forth in the appendix will provide investors with a good sense of how the formula works.

     2. Comment: You asked that we add disclosure to clarify how long an annuity owner who has terminated the benefit must wait before electing Lifetime Five or Spousal Lifetime Five.

Response: We have added that disclosure.

     3. Comment: You asked that in the summary paragraph beginning with "We offer a benefit . . ."), we cross reference other key sections that provide greater detail about the Benefit. You also asked that we discuss in more detail which benefits remain in effect if the contract value becomes zero.

Response: We have added clarifying disclosure.

     4. Comment: With regard to the mathematical examples in the supplement, you asked us to explain the relevance of the March 5, 2007 date and the May 2, 2007 date. You also asked us to add disclosure explaining that a proportional reduction can occur more than once.

Response: March 5, 2007 is the date that the Benefit is elected. May 2, 2007 is the date of the first withdrawal. Thus, it is on May 2, 2007 that the amount of the Protected Withdrawal Value is "locked in." With regard to your other comment, we have added clarifying disclosure.

     5. Comment: With regard to the section concerning the Highest Quarterly Auto- Step-Up, you asked us to clarify the reference to "later years", and to indicate how often the auto-step calculation is done.

Response: We have added disclosure clarifying the reference to "later years." As indicated in the current draft supplement, we determine whether an auto-step up occurs "on each contract anniversary."

     6. Comment: You asked about the "default" annuity option that is associated with the Benefit. In addition, you asked whether a variable annuity payout option is available.

Response: As indicated in the current draft supplement, in the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments in the form of a single life fixed annuity with ten payments certain. Because there are ten years' worth of payments guaranteed, it is not possible for the payee to receive only one payment. With regard to this annuity product, we offer only fixed annuity payout options --- not variable annuity payout options. Variable annuity payout options are only offered through a separate contract and prospectus.

     7. Comment: In the section entitled "Elections of and Designations Under the Benefit", you asked us to clarify that in-force contracts can elect the Benefit.

Response: We have added clarifying disclosure.

     8. Comment: In certain sections of the supplement, you asked us to clarify the distinction between "existing allocation instructions" and "otherwise pro rata".

Response: We have made that clarification.

     9. Comment: You asked us to clarify the disclosure that the Benefit can be purchased post issue.

Response: We have made that clarification.

We represent and acknowledge that:

     . the depositor and the registrant are responsible for the adequacy and accuracy of the disclosure in the instant filing; and
     . staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the instant filing; and
     . the depositor and the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If these responses are acceptable to you, we will make the changes in 485(b) filings for the ASLAC variable annuity products that were made last July. We appreciate your attention to this filing.

Sincerely,


Laura K. Kealey

                                      3